EXHIBIT 99.3

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Purchase, New York       Telephone: 914-253-2000       www.pepsico.com

Contacts:
Julie Hamp	Dick Detwiler	Nancy Murray
SVP – PepsiCo Communications	SVP – PepsiCo International	SVP – Enterprise Communications
Office : 914-253-3212	Office: 914-253-2725	Office : 914-253-2202
Mobile : 914-426-4114	Mobile : 914-844-0855	Mobile : 914-920-8228
julie.hamp@pepsico.com	dick.detwiler@pepsi.com	nancy.murray@pepsico.com

PepsiCo Moves to Strategically Transform North American Beverage Business;
Offers to Buy Two Largest Bottlers, The Pepsi Bottling Group and PepsiAmericas

•	Combination would create a fully-integrated supply chain and go-to-market business model positioned to accelerate revenue growth

•	Synergies are estimated to be more than $200 million per year before taxes

•	Transaction is expected to be accretive to PepsiCo earnings by at least 15 cents per share when synergies are fully realized

PURCHASE, N.Y. (April 20, 2009) -- PepsiCo (NYSE: PEP) has proposed to acquire all of the outstanding shares of common stock it does not already own in its two largest anchor bottlers,  The Pepsi Bottling Group (NYSE: PBG) and PepsiAmericas (NYSE: PAS), at a value of $29.50 per share for The Pepsi Bottling Group and $23.27 per share for PepsiAmericas.  This represents a premium of 17.1 percent over the closing price of the common stock of each company on April 17, 2009.  Compared to the 30-day average closing prices, the offer prices represent a premium of 36 percent for PBG and 33.4 percent for PAS.  PepsiCo currently owns 33% of the outstanding shares of PBG and 43% of the outstanding shares of PAS.

The offers consist of $14.75 in cash plus 0.283 shares of PepsiCo common stock for each share of PBG, and $11.64 in cash plus 0.223 shares of PepsiCo common stock for each share of PAS.

The total value of the shares PepsiCo is proposing to acquire is approximately $6 billion.  The transaction is expected to be accretive to PepsiCo’s earnings by at least 15 cents per share when synergies are fully realized.

If completed, the acquisitions would create a leaner, more agile business model and provide a stronger foundation for PepsiCo’s future growth.  Upon acquiring the outstanding shares of the two bottlers, PepsiCo would handle distribution of about 80 percent of its total North American beverage volume, including both its direct-store-delivery and warehouse systems.

PepsiCo Chairman and Chief Executive Officer Indra Nooyi said:  “Our operating environment has evolved dramatically in the last decade.  Retailers have continued to consolidate.  New competitors have emerged.  And non-carbonated drinks, which have different economics and different distribution systems than carbonated soft drinks, have become a much bigger factor in the industry and in our own portfolio.  We believe that by reshaping our business model we can significantly improve our competitiveness and our growth prospects.”

“Consolidating the bottling businesses with our franchise company would create many benefits,” Ms. Nooyi said.  “We could unlock significant cost synergies, improve the speed of decision making and increase our strategic flexibility.  We would be able to present a more unified face to our retail and food service customers, which would better position us to provide customized solutions, as we do at Frito-Lay, and to take to a new level our ‘Power of One’ program of bundled food and beverage offerings.”

The consolidation would create annual pre-tax synergies estimated to be more than $200 million, relating primarily to reducing redundant costs, achieving greater scale efficiencies and realizing new revenue opportunities.

Additional advantages

The consolidated business offers a range of additional potential benefits, including:

•	Ability to bring product and package innovation to market more quickly

•	More streamlined manufacturing and distribution systems

•	Greater flexibility in how the company goes to market, by product and channel

•	Improved national account coordination

•	Ability to react quickly to technological advances.

Close Working Relationships

PepsiCo’s close working relationships with both bottlers has enabled the current system to function at a high level. “We have great respect for The Pepsi Bottling Group and PepsiAmericas, which share our values and are both true operating companies,” said Ms. Nooyi.  “Based on our history of successful acquisitions and our strong operating culture, we have a high degree of confidence that we would deliver a seamless integration.”

Proposal Overview

The transaction would create significant financial benefits for shareholders of all three companies.  Beyond the premium PBG and PAS shareholders would receive, all shareholders involved would have the potential to benefit from increases in the value of the combined enterprise through their holding of PepsiCo’s common stock, as PepsiCo has offered 50 percent cash and 50 percent PepsiCo stock in the transaction.

PepsiCo does not foresee issues obtaining the customary regulatory approvals and the proposed acquisition is not subject to a financing contingency.

The proposals are subject to the completion of definitive merger agreements and limited confirmatory due diligence. The offers made for both PBG and PAS are cross-conditional based on the successful completion of both transactions.

For more information please access our website at:  www.transactioninfo.com/pepsico.

As a large shareholder of both PBG and PAS, PepsiCo has indicated to both companies that it is committed to seeing these transactions completed and would not consider a disposition of its shares of either company.

PepsiCo expects that PBG and PAS would each rely upon a committee of independent directors to analyze PepsiCo’s proposals. As a result, there can be no assurance that either proposal will be accepted, or that if such proposals are accepted, the transactions will be consummated.

Centerview Partners and Banc of America Securities and Merrill Lynch are acting as financial advisor to PepsiCo, and Davis Polk & Wardwell is acting as legal counsel.

Following is the text of the letters PepsiCo sent on April 19 to the Boards of PBG and PAS.

Letter to the Board of PBG

April 19, 2009

Board of Directors
The Pepsi Bottling Group, Inc.
One Pepsi Way
Somers, New York 10589
Attention: Eric J. Foss, Chairman and Chief Executive Officer

Gentlemen and Ladies:

I am pleased to write on behalf of the Board of Directors of PepsiCo, Inc. to propose a business combination of PepsiCo and The Pepsi Bottling Group (PBG).

We propose to acquire all of the outstanding shares of PBG common stock not already owned by us at a value of $29.50 per share.  Based on current market prices, our proposal represents a 17.1 percent premium over the closing price of the shares of PBG on April 17, 2009 and a 36.0 percent premium over the 30 day average closing price of PBG. At closing, each share of PBG common stock would be converted into $14.75 in cash plus 0.283 shares of PepsiCo common stock, which has a value of $14.75 based on the closing price of PepsiCo common stock of $52.13 on April 17, 2009.

PepsiCo is considering a combination from a strong position financially with continuing solid business fundamentals. We have a strong portfolio, a global footprint, a leadership position in growing categories and an organization committed to excellence across a range of strategic, operational and financial metrics. Our offer includes stock consideration because we believe PBG’s shareholders will benefit from PepsiCo’s long-term equity performance.

PepsiCo has a long history of delivery of industry-leading operating performance.  As you know, we have made the transformation of our North American beverage business a top priority.  We are excited about the transformation already underway,  building on our existing portfolio of distinguished brands through innovation in product, packaging and marketing – while improving our cost structure.  The good relationship with PBG has been essential to this overall effort, and we appreciate both the constructive dialogue and the alignment we have reached on our executional plans.

We believe that a combination with PBG would help PepsiCo continue this record of strong performance:

•	Build upon organizational agility to manage a portfolio of brands for growth against a backdrop of changing Liquid Refreshment Beverage dynamics;

•	Provide flexibility across go-to-market systems to optimize revenue, productivity and costs by channel and customer;

•	Facilitate rapid decision-making and speed-to-market; and

•
Create a winning operating culture across the entire system.  PepsiCo and PBG both share a common heritage and value system, and we believe a combination will build upon our recent successes to accelerate the transformation of our beverages business.

For these reasons, the combined beverage business would enhance our “Power of One” vision and contribute to a simplified, streamlined and agile beverage system.  We at PepsiCo have a tremendous amount of respect for PBG, its superb operating abilities, and its dedicated employees.  PBG has built a very strong business over the last decade and is an important partner to PepsiCo.

We have also sent the Board of Directors of PepsiAmericas, Inc. an offer letter.  Our willingness to proceed with this proposal is conditioned on the negotiation of definitive documentation with respect to the proposal in that letter (and the ultimate consummation of that transaction), and our willingness to proceed with the proposal in that letter is similarly conditioned on the negotiation of definitive documentation with respect to this proposal (and the ultimate consummation of this transaction).

For the avoidance of doubt, while PepsiCo is interested in this proposed transaction, as a shareholder of PBG, we would not sell or otherwise dispose of our PBG shares in, or vote our PBG shares in favor of, another transaction.

Our proposal is also subject to the negotiation of a definitive merger agreement and satisfaction of the conditions set forth therein, and our having the opportunity to conduct certain limited and confirmatory due diligence.  In addition, because a portion of the aggregate merger consideration would consist of PepsiCo common stock, we would provide PBG the opportunity to conduct appropriate limited due diligence with respect to PepsiCo.  We are preparing a draft merger agreement that we will provide to you shortly.  Our familiarity with PBG will enable us to finalize the merger agreement in an expedited manner.

We expect that PBG will establish a special committee of directors independent from us (or rely upon the Affiliated Transaction Committee) to consider our proposal on behalf of its shareholders and to recommend to its Board of Directors whether to approve the proposal, with legal and financial advisors to assist in its review.  We would welcome the opportunity to present our proposal to the special committee as soon as possible.

Because we wish to be sure that our respective shareholders are fully informed about the proposal we are making, our intention is to publicly release the text of this letter before the market opens tomorrow morning.

For the avoidance of doubt, the offer in this letter is an expression of intent only, and shall not create any legally binding obligations.  No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to PBG’s non-PepsiCo shareholders.  Should you have any questions, please contact us.

Very truly yours,
Indra K. Nooyi

Letter to the Board of PAS

April 19, 2009

Board of Directors
PepsiAmericas, Inc.
4000 RBC Plaza
60 South Sixth Street
Minneapolis, Minnesota 55402
Attention: Robert C. Pohlad, Chairman and Chief Executive Officer

Gentlemen and Ladies:

I am pleased to write on behalf of the Board of Directors of PepsiCo, Inc. to propose a business combination of PepsiCo and PepsiAmericas.

We propose to acquire all of the outstanding shares of PepsiAmericas common stock not already owned by us at a value of $23.27 per share.  Based on current market prices, our proposal represents a 17.1 percent premium over the closing price of the shares of PepsiAmericas on April 17, 2009 and a 33.4 percent premium over the 30 day average closing price of PepsiAmericas. At closing, each share of PepsiAmericas common stock would be converted into $11.64 in cash plus 0.223 shares of PepsiCo common stock, which has a value of $11.63 based on the closing price of PepsiCo common stock of $52.13 on April 17, 2009.

PepsiCo is considering a combination from a strong position financially with continuing solid business fundamentals. We have a strong portfolio, a global footprint, a leadership position in growing categories and an organization committed to excellence across a range of strategic, operational and financial metrics. Our offer includes stock consideration because we believe PepsiAmericas’ shareholders will benefit from PepsiCo’s long-term equity performance.

PepsiCo has a long history of delivery of industry-leading operating performance.  As you know, we have made the transformation of our North American beverage business a top priority.  We are excited about the transformation already underway,  building on our existing portfolio of distinguished brands through innovation in product, packaging and marketing – while improving our cost structure.  The good relationship with PepsiAmericas has been essential to this overall effort, and we appreciate both the constructive dialogue and the alignment we have reached on our executional plans.

We believe that a combination with PepsiAmericas would help PepsiCo continue this record of strong performance:

•	Build upon organizational agility to manage a portfolio of brands for growth against a backdrop of changing Liquid Refreshment Beverage dynamics;

•	Provide flexibility across go-to-market systems to optimize revenue, productivity and costs by channel and customer;

•	Facilitate rapid decision-making and speed-to-market; and

•
Create a winning operating culture across the entire system.  PepsiCo and PepsiAmericas both share a common heritage and value system, and we believe a combination will build upon our recent successes to accelerate the transformation of our beverages business.

For these reasons, the combined beverage business would enhance our “Power of One” vision and contribute to a simplified, streamlined and agile beverage system.  We at PepsiCo have a tremendous amount of respect for PepsiAmericas, its superb operating abilities, and its dedicated employees.  PepsiAmericas has built a very strong business over the last decade and is an important partner to PepsiCo.

We have also sent the Board of Directors of The Pepsi Bottling Group, Inc. an offer letter.  Our willingness to proceed with this proposal is conditioned on the negotiation of definitive documentation with respect to the proposal in that letter (and the ultimate consummation of that transaction), and our willingness to proceed with the proposal in that letter is similarly conditioned on the negotiation of definitive documentation with respect to this proposal (and the ultimate consummation of this transaction).

For the avoidance of doubt, while PepsiCo is interested in this proposed transaction, as a shareholder of PepsiAmericas, we would not sell or otherwise dispose of our PepsiAmericas shares in, or vote our PepsiAmericas shares in favor of, another transaction.

Our proposal is also subject to the negotiation of a definitive merger agreement and satisfaction of the conditions set forth therein, and our having the opportunity to conduct certain limited and confirmatory due diligence.  In addition, because a portion of the aggregate merger consideration would consist of PepsiCo common stock, we would provide PepsiAmericas the opportunity to conduct appropriate limited due diligence with respect to PepsiCo.  We are preparing a draft merger agreement that we will provide to you shortly.  Our familiarity with PepsiAmericas will enable us to finalize the merger agreement in an expedited manner.

We expect that PepsiAmericas will establish a special committee of directors independent from us (or rely upon the Affiliated Transaction Committee) to consider our proposal on behalf of its shareholders and to recommend to its Board of Directors whether to approve the proposal, with legal and financial advisors to assist in its review.  We would welcome the opportunity to present our proposal to the special committee as soon as possible.  Our proposal is conditioned upon the approval of a majority of the directors of PepsiAmericas that are independent from us.

Because we wish to be sure that our respective shareholders are fully informed about the proposal we are making, our intention is to publicly release the text of this letter before the market opens tomorrow morning.  We will also amend our Schedule 13D filing with respect to shares of PepsiAmericas.

For the avoidance of doubt, the offer in this letter is an expression of intent only, and shall not create any legally binding obligations.  No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to PepsiAmerica’s non-PepsiCo shareholders.  Should you have any questions, please contact us.

Very truly yours,
Indra K. Nooyi

About PepsiCo

PepsiCo is one of the world’s largest food and beverage companies, with 2008 annual revenues of more than $43 billion. The company employs approximately 198,000 people worldwide, and its products are sold in approximately 200 countries. Its principal businesses include: Frito-Lay snacks, Pepsi-Cola beverages, Gatorade sports drinks, Tropicana juices and Quaker foods. The PepsiCo portfolio includes 18 brands that generate $1 billion or more each in annual retail sales. PepsiCo’s commitment to sustainable growth, defined as Performance with Purpose, is focused on generating healthy financial returns while giving back to communities the company serves. This includes meeting consumer needs for a spectrum of convenient foods and beverages, reducing the company’s impact on the environment through water, energy and packaging initiatives, and supporting its employees through a diverse and inclusive culture that recruits and retains world-class talent.  PepsiCo is listed on the Dow Jones Sustainability North America Index and the Dow Jones Sustainability World Index. For more information, please visit www.pepsico.com.

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Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. If PepsiCo, Inc. (“PepsiCo”) enters into definitive agreements in connection with the proposed transactions with The Pepsi Bottling Group, Inc. (“PBG”) and PepsiAmericas, Inc. (“PAS”) (the “Proposed Transactions”), PepsiCo plans to file with the Securities and Exchange Commission (“SEC”) registration statements on Form S-4 containing proxy statements/prospectuses and other documents with respect to each of the Proposed Transactions and definitive proxy statements/prospectuses would be mailed to shareholders of PBG and PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES AND OTHER DOCUMENTS THAT WOULD BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

If PepsiCo enters into definitive agreements in connection with the Proposed Transactions, investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC will also be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035.

PepsiCo and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding PepsiCo’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 19, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 24, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to enter into definitive agreements with respect to the Proposed Transactions; PepsiCo’s ability to achieve the synergies and value creation contemplated by the Proposed Transactions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the Proposed Transactions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the Proposed Transactions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of April 20, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.